

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 14, 2007

Janet L. Tarkoff
Chief Legal Officer
JMP Group Inc.
600 Montgomery Street
San Francisco, CA 94111

Re: JMP Group Inc.
Registration Statement on Form S-1
Filed on February 13, 2007
File No. 333-140689

Dear Ms. Tarkoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether JMP Securities, an affiliate of the company, will be making a market in the securities. If so, amend the registration statement to register the market-making activities of JMP Securities, including the footnote to the fee table and the alternate pages for the market making prospectus.

2.   Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to

Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

3.   All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4.   Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

5.   Please do not use smaller type in the tables and footnotes. Please also confirm that the type point in the prospectus complies with Rule 420 of Regulation C.

Industry and Market Data, page i

6.   Please delete the sentence stating that you do not guarantee the accuracy of industry and market data to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

7.   Briefly discuss the nature of your fee income.

8.   Please remove your presentation of pro forma net income for fiscal year 2001 on pages 2 and 62, as such presentation is not in accordance with Article 11 of Regulation S-X.

9.   Please provide prominent disclosure regarding the total compensation or other remuneration that each of your directors, executive officers and key employees will receive from:

*   cash distributions in 2006 and 2007,
*   equity awards granted prior to and in connection with the offering,
*   any proceeds of this offering, and
*   other reorganization transactions, including any carried interest.

10.   Please disclose that you expect your annual compensation and benefits to be approximately 60% of revenues each year. Please add a risk factor addressing this as well.

11.   Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Business section of the prospectus. Please shorten the prospectus summary so that includes only highlights of the key aspects of your business and the offering. See

instruction to Item 503(a) of Regulation S-K. In addition, please revise to include a balanced description of your business, including the associated risks. For example, while you disclose that you have $208.2 million in client assets under management, you do not disclose that the assets under management declined from $596.8 at December 31, 2004.

Principal Business Lines, page 2

12.   Please briefly explain in the second bullet point on page 3 and in greater detail in MD&A how you invest your own capital. For example, disclose whether you use carried interest or debt for these investments.

Our Reorganization, page 5

13.   Please describe in plain English your reorganization transactions and corporate structure and the reason for each step. For example, clarify that your operations will continue at the LLC level and that JMP Group Inc. will be a holding company. Also add a chart showing your structure after the reorganization.

14.   Please disclose the exchange rate between the membership interests and the shares.

15.   Please disclose whether you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Summary of Historical Consolidated Financial and Other Data, page 8

16.   Please remove the pro forma statement of income data including your elimination of income allocation and accretion/(dilution) and interest expense related to Redeemable Class A member interests and the presentation of pro forma EPS. Such adjustments and presentation for periods other than the current fiscal year and subsequent interim period are not contemplated by Article 11 of Regulation S-X. If you determine that the adjustments described above are necessary for presenting pro forma taxes, please also limit your presentation of pro forma tax adjustments to the current fiscal year and subsequent interim period. Please do the same for your presentation on page 38.

Risk Factors, page 11

17.   Please add a risk factor regarding the restrictions under law, regulation or contract that would prevent you from paying dividends.

Our asset management clients may redeem . . ., page 16

18.   Please explain why your assets under management have declined since 2004.

19.   Please consider specific risk factor disclosure regarding the recent decreases in investment banking revenues and assets under management based upon lower performance of some of your funds.

We have identified material weaknesses . . ., page 19

20.   Please state in the subheading that the material weaknesses caused the company to restate its financial statements.

Our exposure to legal liability . . ., page 22

21.   Please also describe any legal recourse that investors have against you and the asset management group for dissatisfaction with the performance of funds.

Dividend Policy, page 28

22.   The first sentence of this section should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

23.   Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that the LLC paid distributions to holders of interest. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

24.   Please describe in detail any restrictions in your debt or operating agreements and their potential impact on your ability to pay dividends at the rates identified.

Dilution, page 29

25.   Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your 2007 equity incentive plan. See Item 506 of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

26.   We note that you are accelerating the vesting of certain unvested options and that you are issuing restricted stock units or other equity-based awards to employees in connection

with your IPO. As these are non-recurring charges that relate to the IPO, please include prominent disclosure in the head note to the pro forma financial statements for these transactions that notes the amount of the expense you intend to recognize for these two transactions and that adjustments have not been made to the pro forma financial statements due to the non-recurring nature.

27.   Please include your historical calculation of basic and diluted EPS on the face of the pro forma statement of income information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Material Weaknesses in Internal Control Over Financial Reporting, page 44

28.   Please disclose whether or not the company has remediated the material weaknesses. If not, disclose more fully when and how the company expects to do so.

Results of Operations, page 45

29.   Please revise your discussion and analysis for each of the following items, at a minimum:

- For your investment banking and brokerage services, include a discussion for any transactions that were not successfully completed resulting in little to no revenue recognized and the corresponding expenses written-off, as noted from your discussion on page 11, for each period presented.
- Expand your discussion of the decrease in investment banking revenues to identify the macroeconomic trends resulting in fewer mergers and acquisitions and underwriting transactions in the homebuilding and financial services industry. Quantify the impact on investment banking revenues from the homebuilding and financial services industry to clarify the significance of the impact and clarify how it relates to the other underlying factors discussed in this section, including the overall increase in offerings.
- Expand your discussion of the increase in brokerage revenues to explain the underlying reasons for the increase in the volume of shares traded for customers and the increased trading activity with institutional clients.
- Provide a detailed discussion of the net trading losses of $2.0 million for the nine-months ended September 30, 2006, including what these net trading losses represent and the underlying causes.
- State the number of companies under research coverage as of September 30, 2006, including an explanation in any variances from the prior period.
- Provide a detailed discussion regarding the significant decrease in assets under management of 39% as of September 30, 2006 as compared to December 31, 2005 and 43% as of December 31, 2005 as compared to December 31, 2004. In

this discussion explain why the funds underperformed in fiscal year 2005 and how that continues to impact the assets under management as of September 30, 2006. Please also discuss the measures you are taking to address the underperformance in the funds and increase the assets under management.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 55

30.   Please substantially revise your discussion and analysis of operating cash flows for each period. In this regard, your current discussion and analysis appears to repeat the financial information that is obtainable from your consolidated financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

Contractual Obligations, page 58

31.   Please include a footnote to your table with regard to your obligation to redeem the Redeemable Class A member interests, noting that the timing of payments is unknown.

Market Risk, page 58

32.   We note your statement that you enter into hedging transactions, including the use of equity options, to mitigate your market risk profile. However, we did not note disclosure in your audited footnotes regarding the use of derivative instruments, your policy for accounting for derivative instruments or any of the required disclosures. As such, please revise your disclosure here to state the actual transactions and activities you participate in to mitigate your market risks. Otherwise, please disclose the different types of derivative transactions that you enter into, your accounting policy for these instruments, and the information required by paragraphs 44 to 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X.

33.   Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. This regard, it does not appear that you have included a discussion for fluctuations in the fair value of the investments you manage and hold an interest in. For all of your market risks, ensure you sufficient describe how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Critical Accounting Policies and Estimates, page 59

Valuation of Financial Investments, page 60

34.   Please disclose the percentage by which the fair values of your marketable securities owned and held at clearing broker and other investments are estimated by the following techniques:

  - Quoted market prices,
  - Broker or dealer price quotations, and
  - Each of the different alternative pricing models.

35.   Please also clarify the specific assets on your balance sheet that you are discussing under this caption.

36.   Please substantively revise your disclosure of the "valuation of financial instruments" and "asset management investment partnerships" for the following:

  - Explanation of each of the "alternative pricing methodologies" used to estimate fair value of the investments;
  - Discussion of the criteria for determining when available quoted market prices do not represent fair value;
  - Detailed discussion of the material estimates and assumptions used in each of the models;
  - Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and
  - A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on each of the different revenues you recognize in your consolidated statements of income.

        Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Asset Management Investment Partnerships, page 60

37.   We note from your disclosure on page F-9 that the investments held by the funds you or your affiliates manage, which are the basis for recognizing realized and unrealized gains and losses on investments and management fees and incentive income, are estimated by:

  - Quoted market prices from an established exchange;
  - Highest closing "bid" price or the lowest closing "asked" price as recorded by the composite tape system;

- General Partner adjustments to market prices or quotations; or
- General Partner estimates.

Please disclose the percentage by which the fair values of the managed funds are estimated by each of the above listed techniques.

Business, page 62

Asset Management, page 73

38. Please add performance tables for each of your funds under your asset management business and include the following disclosure:

- the IRR or, if not a fund, a comparable performance measure,
- whether each fund is registered or unregistered,
- the general manager or investment advisor for each fund, and
- information regarding fees and income received.

39. Please disclose whether there are any key man provisions in any of your funds. If so, quantify any potential redemption and the debt acceleration provisions relating to the key man provisions risk factor. Please include disclosure of the terms of these "key man" provisions, including the financial statement impact such terms could have.

40. Explain how you structure the funds and how initial capital commitments are determined and funded. As appropriate, please also address this comment under the Liquidity and Capital Resources section in MD&A.

41. Describe the material terms of your material agreements, such as your investment management agreements.

42. Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the officers, directors or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Risk Management and Compliance, page 75

43. Please describe in greater detail how the company addresses the risks associated with capital commitments which increase the potential for significant losses, which you describe in the Risk Factors section.

Compensation Discussion and Analysis, page 83

Determination of Compensation, page 83

44.   We note that you refer to industry data concerning other investment banking firms. Please revise to name these comparable investment banking firms.

Compensation Components, page 83

45.   We note your expectation that annual total compensation and benefits, including to named executive officers, will be approximately 60% of revenues each year. Please revise to also state the percentage of revenues you expect to pay to named executive officers and explain to investors how you arrived at these targeted compensation ratios.

46.   We note that cash bonuses are based on variables linked to your overall performance, but you have not specifically disclosed any specific items of performance that are evaluated or target levels of those items. Please disclose the items of your performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for JMP to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 96

47.   Please revise your disclosure for the reorganization transactions and corporate structure to disclose the ratio for which Class A common interest shares, Class B common interest shares, and Redeemable Class A member interest shares will be converted into the new common stock. Please also disclose the ratio for converting the previous options to purchase Class B common interest into new options to purchase the new common stock. Please also include this additional disclosure within your introduction to your pro forma financial statements on page 32.

Description of Capital Stock, page 98

48.   Please also include a description of the membership interests and the operating agreement for the LLC since you are dependent upon distributions from the LLC to pay dividends, taxes and other expenses.

Where You Can Find More Information, page 106

49.   Please remove the language in the middle of the first paragraph that qualifies statements
        you make in the prospectus by reference to information outside of the prospectus. Rule
        411(a) permits this type of qualification only where contemplated by the application
        form.

General – Financial Statements

Index to Financial Statements, page F-1

50.   Please include audited financial statements for the registrant, JMP Group Inc. Refer to
        Item 11 of Form S-1 and Rules 3-01 – 3-04 of Regulation S-X for guidance.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31,
2005

General

51.   Please provide updated financial statements and related disclosures for the fiscal year
        ended December 31, 2006, as required by Item 11(e) of Form S-1 and Rule 3-12 of
        Regulation S-X.

Consolidated Statements of Changes in Members' Equity, page F-5

52.   For each of your equity instruments, please revise your presentation to include the
        changes in the number of shares for each period presented. Refer to paragraph 10 of
        APB 12 and Rule 5-02(30) of Regulation S-X for guidance.

Consolidated Statements of Cash Flows, page F-6

53.   Please revise the caption, "Net income attributable to Class A and Class B common
        interests" to "Net income," as this is the amount being presented.

2. Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

54.   You disclose, "The asset management funds' partnership agreements provide for the right
        to remove the general partners by a simple majority. As a result, consolidation of the
        asset management funds is not required pursuant to Emerging Issues Task Force Issue
        No. 04-5…" Please tell us how you have addressed each of the criteria in paragraph 7(b)
        of EITF 04-5. For example, explain to us how you determined there are no financial
        penalties or operational barriers associated with replacing the general partners that would

act as a significant disincentive for removal. Expand your footnote disclosure appropriately. Also, please provide us with the partnership agreement(s) for Harvest Opportunity Partners II as an example of the terms and conditions.

Revenue Recognition, page F-8

55.   In MD&A you separately describe the revenue recognition process for underwriting, strategic advisory and private placement revenues. Please revise your audited footnote disclosure to include the more detailed explanations for your investment banking revenues.

56.   With regard to your syndicated underwritten transactions, you estimate your share of the expenses and adjust the expenses upon final settlement to "reflect the actual transaction-related expenses and our resulting underwriting fee." Please expand your disclosure to clarify the nature and timing of final settlement, compared to the date when the underwriting is completed and revenue is recognized.

57.   For the services you perform in which you earn revenues upon successful completion of a transaction only, please disclose how you account for the corresponding deferred expenses. Within MD&A, please disclose the amount of deferred expenses that have been written off due to a transaction not being completed. Furthermore, please disclose the amount of deferred expenses recognized on your consolidated statement of financial condition for incomplete transactions including a discussion of the status of the corresponding transactions.

58.   Please include a more detailed disclosure regarding your brokerage (i.e., sales and trading) revenue recognition policy to specifically address how you account for your "soft dollar" arrangements. In this regard, we note that equity research is one of your principal lines of business and core activities. Refer to paragraphs 7.44 – 7.46 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Furthermore, we note on page 13 that you have entered into arrangements that call for the separate payments for research products or services from trading commissions for sales and trading services, paying for research directly in cash. In addition, you have also entered into commission sharing arrangements separating out the trades from the research. Your policy should also address these arrangements.

59.   Please disclose your principal transaction revenues for each period by reporting category. Refer to note 12 of Exhibit 4-8 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

60.   Please revise your policy for recognizing management fees to clearly state when you recognize such revenues. In this regard, it is unclear if "pursuant to contractual arrangements" means when you receive the payment for the management fees, when the

fund is required to make the payment, or over the period in which you perform the services.

61. Please revise your policy for recognizing incentive income to state the length of the performance periods (i.e., a quarter, one year, or life of the fund). Also disclose how you account for incentive income received prior to the performance period, if applicable. Tell us if any of your incentive income is subject to any contingent repayments (i.e., claw backs). If yes, please provide sufficient disclosure regarding your policy for accounting for these contingencies, including incentive income recognized subject to contingent repayments.

62. Please include disclosure for each type of fund you manage (i.e., hedge funds, funds of hedge funds, and REIT) regarding your management agreements. This disclosure should include the following items, as applicable:

- total fair value of assets under management,
- your share of the fair value of assets under management (i.e., the amount of your investment),
- the management fees percentage or percentage range,
- the incentive income percentage or percentage range,
- any minimum thresholds on returns that must be met to earn incentive income,
- the total amount of capital commitments by you, and
- the amount of capital commitments outstanding.

Receivable from Clearing Broker, page F-8

63. We note your statement that receivable from clearing broker is "commissions related to securities transactions." However, on page F-20 you appear to indicate that you also have securities owned on deposit with the clearing broker. Please revise your disclosure to clearly disclose the components of this receivable. If there are other components of the receivable than the commissions, please quantify each of the components for each period presented. Refer to footnote 4 of Exhibit 4-8 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

5. Securities and Other Investments, page F-14

64. In regard to your investments in the private investment funds you and your affiliates manage, please disclose the following for your investments in the five hedge funds, the two funds of hedge funds, and the REIT for each period presented:

- The cost basis of your investment;
- The estimated fair value of your investment;
- The amount of realized gains or losses; and

- The amount of unrealized gains or losses.

65.   In regard to warrants you have received as a result of investment banking transactions, please disclose the following for each period presented:

- The amount of gains and losses you have recognized;
- The fair value of the warrants and the line item they are reported on in the balance sheet; and
- Whether you have exercised any of the warrants you have received, including any gains or losses realized upon sale of the underlying.

9. Redeemable Member Interests, page F-15

66.   Please include a rollforward of the activity in terms of dollar amounts and the number of member interests for the Redeemable Class A Member Interests for the three years ended December 31, 2005 and for the nine-months ended September 30, 2006 and September 30, 2005. Refer to Rules 5-02.28-30 of Regulation S-X for additional guidance.

67.   We note that you recognized the increase in redemption value of the Series B Redeemable Preferred Capital units as a reduction to net income to arrive at net income applicable to Class A and Class B common interests. Please tell us how you recognized these units on your consolidated statements of financial condition prior to redemption on September 3, 2004. In addition, tell us how you determined the presentation of the increase in redemption value was appropriately presented on the face of the consolidated statements of income instead of in a manner similar to interest expense on debt, including the authoritative literature that supports your position.

10. Members' Equity, page F-16

68.   Please revise your disclosure to expand upon your statement, "[t]he Class B common interests may not be diluted by issuances of additional Class A common interests and Redeemable Class A member interests and redemptions of Class A common interests and Redeemable Class A member interests may not be accretive to Class B common interests, but Class B common interests may be diluted by all other issuances of member interests." At a minimum, please address the following:

- Explain why the Class B common interests would not be diluted by issuances of additional Class A common interests and Redeemable Class A member interests. Explain the implications of this on your Class A common interests and Redeemable Class A member interests.
- Please clarify whether the Class A common interests have any redemption features and, if applicable, revise your footnote to disclose the terms of redemption.

- Please tell us and revise your disclosure as appropriate to address what you mean that the redemption of Class A common interests and Redeemable Class A member interests are not accretive to Class B common interests.
- Please disclose whether the issuance of additional Class B common interests is dilutive to Class A common interests and Redeemable Class A member interests.

13. Net Income per Unit Attributable to Class A and Class B Common Interests, page F-18

69.   We note that you have Class A common interests and Class B common interests in addition to Redeemable Class A member interests, which do represent ownership interest in JMP even though the member interests are required to be classified as liabilities under US GAAP. We also note that there are options outstanding for your Class B common interests. Paragraph 61.d. of SFAS 128 states that basic and diluted EPS is to be presented for each class of common stock. As such, please provide us with your analysis of paragraph 61.d. of SFAS 128. If basic and diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your Consolidated Statements of Income. Note, however, that the disclosure requirements of paragraph 40 must be separately presented for both Class A common interests and Class B common interests within your footnote disclosures. Please also note that even though your Class A and Class B common interests may reflect the same basic earnings per share, a material number of dilutive securities (common interest equivalents) in either one of the respective classes of common interest, may result in a different diluted earnings per share.

70.   With regard to the Redeemable Class A member interests, please tell us if these interests are more akin to preferred shares or common shares, including a sufficiently detailed explanation as to how you arrived at your conclusion. If these interests are more akin to common shares, please include these member interests in your analysis of paragraph 61.d. of SFAS 128, as requested in the above comment. If these interests are more akin to preferred shares, please provide us with your analysis of EITF Issue No. 03-6 and SFAS 128 in terms of inclusion and/or exclusion of calculating EPS.

18. Litigation, page F-21

71.   You have not included disclosure with regard to specific, material litigation in your footnotes. However, we note your statement on page 60, "[s]ome of these matters involve claims for substantial amounts." Please either include disclosure for each material litigation, or tell us why you do not believe such disclosure is required.

20. Business Segments, page F-22

72.   We note that you are presenting two reportable segments, the Broker-Dealer segment and the Asset Management segment. The Broker-Dealer segment includes your investment banking services and your sales and trading, or brokerage, services. These two service groups appear to provide different types of services to customers. In addition, the operating results of these two groups of services appear to be contingent upon different factors. Specifically, your investment banking services are based on the successful completion of a transaction. Whereas, your sales and trading services are subject to competitive pricing pressures due to alternative trading systems. Finally, we did not note that you are aggregating operating segments to arrive at your reportable segments. As such, it is unclear how and why your CODM would be allocating resources and making performance assessments at the consolidated broker-dealer level. Please provide us with your analysis of paragraph 10 of SFAS 131 in determining your operating segments. To facilitate our review of your analysis, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

73.   If you are aggregating operating segments into reportable segments or you have revised your assessment of your operating segments and have determined that you can aggregate such operating segments into your current reportable segments, please also provide us with your analysis of paragraph 17 of SFAS 131. For the similar economic characteristics criteria, please provide us with revenue, segment income and segment income margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2006 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if segment income margin is decreasing for one operating segment and increasing for another).

21. Pro Forma Information, C-Corp (Unaudited), page F-23

74.   Please revise your disclosure to state the ratio used to convert the Redeemable Class A member interests, Class A common interests, and Class B common interests into common stock related to the reorganization in connection with the IPO.

JMP Group LLC Consolidated Financial Statements for the Nine-Months Ended September 30, 2006

4. Securities and Other Investments, page F-33

75.   It appears from your disclosure and your consolidated statements of financial condition that your investment in the funds you and your affiliates manage is $12.5 million as of September 30, 2006. However, on pages 67 and 73, you state that you have $25.8

million of your own capital invested in the vehicles you manage through JMP Asset Management. Please reconcile this potential difference for us and revise your disclosures, as appropriate.

Prospectus Outside Back Cover

76.   Please add the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

77.   For each transaction, disclose the consideration for the securities as required by Item 701(c) of Regulation S-K.

78.   For each transaction, disclose the facts under which exemption from registration is claimed as required by Item 701(d) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew D. Thorpe, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105